EXHIBIT 12

Benchmark Electronics, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2005		2004		2003		2002		2001
Earnings:

Income (loss) before income taxes	$105,814		$94,153		$83,010		$54,966		$(58,293)
Fixed charges	3,965		5,286		10,966		14,960		20,667
Income (loss) before income taxes and fixed charges	$109,779		$99,439		$93,976		$69,926		$(37,626)

Fixed Charges:

Amortization of debt issuance costs	$131		$967		$1,483		$1,628		$1,640
Interest expense	199		738		6,231		9,757		15,358
Interest component of rental expense	3,635		3,581		3,252		3,575		3,669
Total fixed charges	$3,965		$5,286		$10,966		$14,960		$20,667

Earnings to fixed charges ratio	27.69	x	18.81	x	8.57	x	4.67	x	—
Deficiency	n/a		n/a		n/a		n/a		$58,293